UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vital Signs, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

928469105

(CUSIP Number)

Michael R. McAlevey General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 (203) 373-2211	A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 (212) 610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928469105

1.	Name of Reporting Person: I.R.S. Identification No. of above person (entities only): General Electric Company 14-0689340
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power Common Stock: 5,149,744 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 5,149,744 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Common Stock: 38.7% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Pursuant to an Agreement and Plan of Merger, dated as of July 23, 2008 (the Merger Agreement), by and among General Electric Company, a New York corporation (General Electric), Tonic Acquisition Corp, a New Jersey corporation and a wholly owned subsidiary of General Electric (Merger Sub), and Vital Signs, Inc., a New Jersey corporation (Vital Signs), and subject to the conditions set forth therein (including, without limitation, approval by the shareholders of Vital Signs and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Merger Sub will merge with and into Vital Signs, and Vital Signs will become a wholly owned subsidiary of General Electric (such events constituting the Merger). 4,972,070 shares of Vital Signs common stock (and up to an additional 177,674 shares of Vital Signs common stock that may be acquired by one of the Shareholders (as defined below) pursuant to stock options to acquire shares of Vital Signs common stock) (the Shares) are subject to a Shareholder Agreement, dated as of July 23, 2008 (the Shareholder Agreement), by and among General Electric and certain shareholders of Vital Signs listed on Schedule B attached hereto (the Shareholders). Any shares acquired by a Shareholder during the term of the Shareholder Agreement are subject to the terms of such Shareholder Agreement; however, two Shareholders have the right during the term of the Shareholder Agreement to transfer an aggregate number of Shares not to exceed 400,000 to a charitable foundation not bound by the Shareholder Agreement. Pursuant to the Shareholder Agreement, each Shareholder party thereto has agreed, among other things, to vote (or cause to be voted) its, his or her Shares (a) in favor of the Merger, the approval of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and (b) against any alternative transaction. Each Shareholder may vote the Shares held by it, him or her on all other matters. As part of the Shareholder Agreement, each Shareholder has granted an irrevocable proxy to General Electric and certain of its employee designees with respect to the voting of the Shares owned by such Shareholder for the matters covered by such Shareholder Agreement.
(2)	General Electric on behalf of itself and the individuals listed on Schedule A hereto expressly disclaims beneficial ownership of any of the shares of Vital Signs common stock covered by the Shareholder Agreements.
(3)	Based on 13,296,697 shares of Vital Signs common stock being outstanding as of July 21, 2008 and the 177,674 shares of Vital Signs common stock that may be acquired by one of the Shareholders pursuant to stock options, and assuming that neither Shareholder with the applicable right to transfer Shares to a charitable foundation not bound by the Shareholder Agreement transfers any such Shares, the number of shares of Vital Signs common stock indicated represents 38.7% of the outstanding shares of Vital Signs common stock. The holders of Vital Signs common stock vote as a single class on all matters to be voted on by the shareholders of Vital Signs. Based on the total number of votes available for Vital Signs common stock, and assuming exercise of the 177,674 stock options, General Electric may be deemed to have shared power to vote on the issues covered by the Shareholder Agreements of approximately 38.7% of the voting power of the outstanding Vital Signs common stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (this Statement) relates to the common stock, no par value per share, of Vital Signs, Inc., a New Jersey corporation (Vital Signs). The principal executive office of Vital Signs is located at 20 Campus Road, Totowa, New Jersey 07512.

Item 2.	Identity and Background

(a) - (c), (f) The name of the company filing this Statement is General Electric Company, a New York corporation (General Electric). General Electric is a diversified technology, media and financial services company focused. With products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, media content and industrial products, General Electric serves customers in more than 100 countries and employs more than 327,000 people worldwide. General Electric is listed on the New York Stock Exchange and the Boston Stock Exchange. The principal business address and principal office address of General Electric is 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001. The name, citizenship, business address and present principal occupation or employment of each director and executive officer of General Electric is listed on Schedule A attached hereto.

(d) Neither General Electric nor, to General Electric’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

(e) Other than the SEC’s Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 21C of the Act, SEC Release No. 34-50426 (September 26, 2004), neither General Electric nor, to General Electric’s knowledge, any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Agreement and Plan of Merger, dated as of July 23, 2008 (the Merger Agreement), by and among General Electric, Tonic Acquisition Corp, a New Jersey corporation and a wholly owned subsidiary of General Electric (Merger Sub), and Vital Signs, which is attached hereto as Exhibit 1, and in consideration thereof, General Electric and certain shareholders of Vital Signs listed on Schedule B attached hereto (the Shareholders) entered into a Shareholder Agreement, dated as of July 23, 2008 (the Shareholder Agreement), which is attached hereto as Exhibit 2. General Electric did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Shareholder Agreement.

Item 4.	Purpose of Transaction

(a) - (b) Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by the shareholders of Vital Signs and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Merger Sub will merge with and into Vital Signs, and Vital Signs will become a wholly owned subsidiary of General Electric (such events constituting the Merger). Once the Merger is consummated, Merger Sub will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Vital Signs, with Vital Signs remaining as the surviving corporation (the Surviving Corporation) and a wholly owned subsidiary of General Electric.

As a result of the Merger, each issued and outstanding share of common stock, no par value per share, of Vital Signs not owned by General Electric, Merger Sub or Vital Signs, or any of their respective wholly owned subsidiaries, will be converted into the right to receive $74.50 in cash, without interest (the Merger Consideration). All such shares of Vital Signs common stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Vital Signs common stock.

The Shareholders have, by executing the Shareholder Agreement, agreed among other things to vote the 4,972,070 shares of Vital Signs common stock (which number may be (i) increased by up to an additional 177,674 shares of Vital Signs common stock that may be acquired by one of the Shareholders pursuant to stock options to acquire shares of Vital Signs common stock or (ii) decreased by up to 400,000 shares of Vital Signs common stock that may be transferred by two of the Shareholders to a charitable foundation that is not a party to the Shareholder Agreement) (the Shares) as described below. Pursuant to the Shareholder Agreement, the Shareholders have agreed, among other things, at any Vital Signs shareholders meeting called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, to vote (or cause to be voted) its, his or her Shares, among other things, (a) in favor of the Merger, the approval of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and (b) against any alternative transaction. The Shareholders may vote the Shares on all other matters at their sole discretion.

The Shareholder Agreement terminates upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) any amendment or other modification of the Merger Agreement that reduces the amount of the Merger Consideration or provides that the Merger Consideration shall be payable otherwise than in cash.

As part of the Shareholder Agreement, each Shareholder has granted an irrevocable proxy to General Electric and certain of its employee designees with respect to the voting of the Shares owned by such Shareholder for the matters covered by the Shareholder Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation until the next annual meeting of shareholders of the Surviving Corporation (or their earlier resignation or removal) or until their respective successors are duly elected and qualified, as the case may be. Upon consummation of the Merger, the officers of Vital Signs immediately prior to the effective time of the Merger shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.

(e) Other than as a result of the Merger described in Item 4(a)-(b) above, not applicable.

(f) Not applicable.

(g) As of the effective time of the Merger, the certificate of incorporation and by-laws of Vital Signs will be amended as provided in the Merger Agreement, and such certificate of incorporation and by-laws, as so amended, will be the certificate of incorporation and by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(h)-(i) If the Merger is consummated as planned, the Vital Signs common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from The NASDAQ Stock Market.

(j) Other than described above, General Electric currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although General Electric reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Shareholder Agreement as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the Shareholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As a result of the Shareholder Agreement, General Electric may be deemed to be the beneficial owner of 4,972,070 shares of Vital Signs common stock (and up to an additional 177,674 shares of Vital Signs common stock that may be acquired by one of the Shareholders pursuant to stock options to acquire shares of Vital Signs common stock). Such Vital Signs common stock constitutes 38.7% of the issued and outstanding shares of Vital Signs common stock based on the number of shares of Vital Signs common stock outstanding as of July 21, 2008 and the outstanding 177,674 shares of Vital Signs common stock that may be acquired by one of the Shareholders pursuant to stock options and assuming that no Shareholder with the applicable right to transfer Shares to a charitable foundation not bound by the Shareholder Agreement transfers any such Shares. General Electric may be deemed to have shared power to vote the Shares with respect to those matters described above. However, General Electric (a) is not entitled to any other rights as a shareholder of Vital Signs as to the Shares and (b) disclaims any beneficial ownership of the shares of Vital Signs common stock that are covered by the Shareholder Agreement.

Except as described in this Schedule 13D, neither General Electric, nor to the knowledge of General Electric, any person listed on Schedule A hereto has an equity or other ownership interest in Vital Signs.

(c) As described in Items 3 and 4 of this Statement, General Electric has entered into the Shareholder Agreement and the Merger Agreement within the last 60 days.

(d) To the knowledge of General Electric, no person, other than the Shareholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Vital Signs deemed to be beneficially owned by General Electric.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Shareholder Agreement, to the knowledge of General Electric, there are no contracts, arrangements, understandings or relationships with respect to any securities of Vital Signs (including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies) among the persons named in Item 2 and the persons named in Schedule A and between such persons and any other person.

Item 7.	Material to Be Filed as Exhibits

1. Agreement and Plan of Merger, dated as of July 23, 2008, by and among General Electric Company, Tonic Acquisition Corp and Vital Signs, Inc.

2. Shareholder Agreement, dated as of July 23, 2008, by and among General Electric Company, Terry D. Wall, Carol Vance Wall, John Brown, as Trustee of the 2005 Trust for the benefit of Stephen Wall and Trustee of the 2005 Trust for the benefit of Douglas Wall, J.P. Morgan Trust Company of Delaware, as Trustee of the TW 2005 Trust, Monte Wall, Michele Fleischman, Douglas Wall and Stephen Wall.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 4, 2008

General Electric Company

By:	/s/ Michael R. McAlevey
Name:	Michael R. McAlevey
Title:	Vice President, Chief Corporate, Securities and Finance Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below.

GENERAL ELECTRIC COMPANY DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION	Citizenship
J.I. Cash, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University	U.S.A.

Sir William Castell	Chairman The Wellcome Trust 215 Euston Road London NW1 2BE UK	Chairman of The Wellcome Trust	U.K.

A.M. Fudge	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Chairman and Chief Executive Officer, Young & Rubicam Brands	U.S.A.

C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board, Kimberly-Clark de Mexico, S.A. de C.V.	Mexico

S. Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Building 3-208 Cambridge, MA 02139	President, Massachusetts Institute of Technology	U.S.A.

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company	U.S.A.

A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Chairman and Chief Executive Officer, Avon Products, Inc.	Canada

A.G. Lafley	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, Oh 45202-3315	Chairman of the Board, President and Chief Executive, The Procter & Gamble Company	U.S.A.

R.W. Lane	Deere & Company One John Deere Place Moline, Illinois 61265	Chairman and Chief Executive Officer, Deere & Company	U.S.A.

R.S. Larsen	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	Former Chairman and Chief Executive Officer	U.S.A.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION	Citizenship
R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer	U.S.A.

J. J. Mulva	ConocoPhillips 600 North Dairy Ashford Road, Houston, Texas 77079	Chairman and Chief Executive Officer	U.S.A.

S. Nunn	Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318	Co-Chairman and Chief Executive Officer, Nuclear Threat initiative	U.S.A.

R.S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board, Penske Corporation	U.S.A.

R.J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	Professor of Accounting and former Anne and Elmer Lindseth Dean	U.S.A.

D.A. Warner III	J. P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10154	Former Chairman of the Board	U.S.A.

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION	Citizenship
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company	U.S.A.

K.A. Cassidy	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Vice President and GE Treasurer	U.S.A.

P. Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development	U.S.A.

B.B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel	U.S.A.

J. Krenicki	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of General Electric Company; President & CEO, GE Energy Infrastructure	U.S.A.

J.F. Lynch	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Human Resources	U.K.

J. S. Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Comptroller & Chief Accounting Officer	U.S.A.

M.A. Neal	General Electric Company 901 Main Avenue Norwalk, CT 06851	Vice Chairman of General Electric Company; President & CEO, GE Capital	U.S.A.

J.G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman of General Electric Company; President & CEO, GE Technology Infrastructure	U.S.A.

K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman – Finance and Chief Financial Officer	U.S.A.

SCHEDULE B

SHAREHOLDERS PARTY TO A SHAREHOLDER AGREEMENT WITH

GENERAL ELECTRIC COMPANY

Shareholder Party to the Shareholder Agreement	Total Number of Subject Shares held	Number of Shares of Common Stock of Vital Signs, Inc. Subject to Outstanding Options held by Shareholder
Terry D. Wall 160 Lloyd Road Montclair, NJ 07042	1,431,947	177,674

Carol Vance Wall 160 Lloyd Road Montclair, NJ 07042	690,748

John Brown, as Trustee of the 2005 Trust for the benefit of Stephen Wall and Trustee of the 2005 Trust for the benefit of Douglas Wall c/o John Brown Limited 46 Grove Street Peterborough, NH 03458	1,571,439

J.P. Morgan Trust Company of Delaware, Trustee 500 Stanton Christiana Road North/South Floor 2 Newark, DE 19713	1,277,936

Monte Wall 1215 Maple Leaf Court Hunt Valley, MD 21030

Michele Fleischman 1004 Gladway Road Middle River, MD 21220

Douglas Wall 2112 Broadway Apt. 4D New York, NY 10023

Stephen Wall 160 Lloyd Road Montclair, NJ 07042

Total	4,972,070	177,674

INDEX OF EXHIBITS

1. Agreement and Plan of Merger, dated as of July 23, 2008, by and among General Electric Company, Tonic Acquisition Corp and Vital Signs, Inc.

2. Shareholder Agreement, dated as of July 23, 2008, by and among between General Electric Company, Terry D. Wall, Carol Vance Wall, John Brown, as Trustee of the 2005 Trust for the benefit of Stephen Wall and Trustee of the 2005 Trust for the benefit of Douglas Wall, J.P. Morgan Trust Company of Delaware, as Trustee of the TW 2005 Trust, Monte Wall, Michele Fleischman, Douglas Wall and Stephen Wall.